EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

1-14404

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR JUNE 21, 2002

Telefónica del Perú
(Exact name of Registrant as specified in its charter)

Telefonica of Peru
(Translation of Registrant's name into English)

Avenida Arequipa 1155
Santa Beatriz, Lima, Perú
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELEFÓNICA DEL PERÚ

TABLE OF CONTENTS

Item		Sequential Page Number
1.	Free translation of a resolutions approved by the board of directors of Telefónica del Perú (Spanish language original attached)	3

GGR-135-195-2002

June 19, 2002

The Board of Directors of Telefónica del Perú S.A.A. held today approved the following:

- Designation of Mr. Fernando Mariátegui Cáceres, identified with DNI No. 09760446, as Long Distance Manager, Mr. Manuel Van Oordt Fernández, , identified with DNI No. 09340141, as Large Clients Manager, Mr. Werner Reyes Ploog, identified with DNI 09538560 as Small Office/Home Office Manager ("SOHO"), Mr. Fernando Maúrtua Tweedle, identified with DNI No. 07880472, as Pymes Manager, these Managers will depend of the Business Communications Vice Presidency;
- Mr. Mario Coronado Barriga, identified with DNI 06368691, as Strategic Planning Manager, which will depend of the Regulations and Strategic Planning Vice Presidency.

Telefónica

CONASEV
'02 JUN 19 16:22

Victor Carlos Schwartzmann Fargo
Secretario General

RECEPCION DE DOCUMENTOS
NO INDICA CONFORMIDAD

GGR-135-A-195-2002
Lima, 19 de junio de 2002

Señores
COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES (CONASEV)
Presente.-

Ref.- Hecho de Importancia

De nuestra consideración:

Por medio de la presente comunicación, nos dirigimos a ustedes en cumplimiento del artículo 28° de la Ley del Mercado de Valores y de la Resolución CONASEV N° 307-95-EF/94.10, para informarles que el Directorio de la Sociedad, en su sesión realizada en la fecha, efectuó los siguientes nombramientos, lo que constituye **hecho de importancia:**

Designó al señor Fernando Mariátegui Cáceres, identificado con DNI N° 09760446, como Gerente de Larga Distancia; al señor Manuel Van Oordt Fernández, identificado con DNI N° 09340141, como Gerente de Grandes Clientes; al señor Werner Reyes Ploog, identificado con DNI N° 09538560, como Gerente de SOHO (Small Office/Home Office); al señor Fernando Maúrtua Tweddle, identificado como DNI N° 07880472, como Gerente de Pymes; y al señor Mario Coronado Barriga identificado como DNI N° 06367691, como Gerente de Planificación Estratégica. Cabe señalar que conforme a la estructura orgánica aprobada por el Directorio de la Sociedad, las cuatro primeras gerencias dependen funcionalmente de la Gerencia Central Empresas, en tanto que la última de la Gerencia Central de Regulación y Planeamiento Estratégico.

Sin otro particular, nos suscribimos de ustedes.

Telefónica del Perú S.A.A.
Av. Arequipa 1155 piso 6, Lima 1
Telf. (51 1) 210-1169 Fax (51 1) 265-4900
E-mail. vschwartzmann@tp.com.pe

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA DEL PERÚ S.A.A.

Dated: June 21, 2002

By: ______________________

Name: Víctor Carlos Schwartzmann

Title: Secretary